- **Operating result 12(12), EBT 5 (25), EBIT 12 (33), EBITDA 32 (57)**
- **Solid sales growth of 14% in Unitor Ships Equipment**
- **NIBD below MNOK 300**

3Q 2003

Financial performance

Operating revenues for the quarter was MNOK 562 (556) and includes gain of MNOK 3.5 from the sale of a building in USA. Total revenues were slightly up on last year when adjusted for positive currency effect of MNOK 8 and negative revenue effect of MNOK 10 by Unitor FiFi, a subsidiary sold with effect June 1st 2003. Ships Service experienced a volume decline of 1.5%, while Ships Equipment adjusted for the FiFi revenue shortfall, delivered a growth of 14%

The operating result was MNOK 12 as previous year. It also includes MNOK 5.8 in accruals to cover costs in connection with the decision to dissolve Marine Alliance. These costs are booked as other operating costs according to the equity method.
EBITDA was MNOK 32 (57) and EBIT was MNOK 12 (33), both ratios are lower than previous year due to no USD cash flow hedges effect this year. EBT was MNOK 5 (25). Previous year included a positive USD cash flow hedge of MNOK 21.

Net interest bearing debt has been further reduced this quarter and is now MNOK 295 (434), a decline of MNOK 22 from previous quarter. Total assets ended at MNOK 1.613 (1.718) a decline of MNOK 31 from previous quarter. The equity increased to MNOK 878 giving an equity ratio of 54.

The positive generated cash flow from operations was MNOK 19 (83), which is slightly down from previous quarter.

Unitor Ships Service

Third quarter revenue from Unitor's traditional marine supply and service business totaled MNOK 424 (425)*. Average order size was NOK 9.207; up from the same period 2002 (8.759) and the second quarter 2003 (8.510). Larger average order size is a key Unitor objective, benefiting both customers and Unitor. A total of 41.902 orders were delivered; down from the same period 2002 and the second quarter 2003.

Stable freight rates in most shipping segments led to stronger sales in the Far East, the Americas and South East Europe markets. To further support the growth in sales to Far East customers Unitor sales organization in Greater China was strengthened with the addition of personnel in Shanghai and Dalian.

Comparing the third quarter year on year, Business Unit (BU) Chemicals, BU Refrigeration and BU Maintenance & Repair all showed positive growth. On a year-to-date basis, BU Chemicals and BU Refrigeration showed stable trends. The BU Safety experienced a decline compared to last year and this is partly due to the EEBD campaign where deliveries started in 3q last year. This campaign was completed 1q this year. A lot of effort has been put into changing the trend for BU Maintenance & Repair and through training of the whole sales force Unitor seek to revitalize the focus on cylinders, gas and welding products.

In September Unitor and BP Marine agreed to dissolve The Marine Alliance and focus individually on their respective customers' requirements. This transition will be completed no later than 1 January 2004. This change, which is in line with the strategy, allows Unitor to gain complete control over the entire order process and facilitates the creation of a flexible, customer-orientated organization with improved service levels. Unitor will keep the Customer Service Center structure with main representation in Oslo, Piraeus, Rotterdam, Houston and Singapore. The head count will increase as a consequence of this with 104, but the financial effect will be neutral.

*Including sales of chemical products to the industrial sector of MNOK 29 (25)

Unitor Ships Equipment

Third quarter revenue from the Ships Equipment division totaled MNOK 138 (131), reflecting a continued high level of new building activity, particularly in the Far East.

The Marine Systems group generated revenues of MNOK 103 (84). The order intake for Marine Systems was MNOK 130 (112). Orders for safety systems accounted for MNOK 70 of the order intake. The order reserve at the end of September is MNOK 266

Revenue from Marine Contracting (MC) was MNOK 35 (37). The order intake was MNOK 70 growing the order reserve to a solid MNOK 295.

As reported last quarter, Unitor has divested FiFi Systemer AS with minimal financial effect.

The USE organization was adjusted to better align with its strategy to be closer to customers and suppliers and operate as efficiently as possible. Product management for Safety Systems was moved to Shanghai, China, while product management for Heating, Ventilation and Air Conditioning systems (HVAC) and Nitrogen Systems was moved to Szczecin, Poland. A Product Innovation group was established at the head office.

The division's total order reserve at the end of September 2003 was MNOK 561. Of this MNOK 145 is due for delivery in 2003 and the rest in the following years up to 2006.

Key ratios		2003 3 q	2002 3 q	2003 2 q	2003 1 q	2002 4 q
Operating revenues	MNOK	562	556	536	535	530
EBITDA	MNOK	32	57	56	66	43
EBIT	MNOK	12	33	36	46	23
EBT	MNOK	5	25	31	18	(33)
EPS	NOK	0.16	0.91	0.95	0.55	(1.30)
Cashflow from operations	NOK	19	83	25	30	92
Earnings per share fully deluted	NOK	0.16	0.91	0.95	0.55	(1.30)
Operating margin	%	2.2	2.2	2.1	0.8	(1.1)
EBITDA margin	%	5.7	10.2	10.4	12.4	8.2
EBT/Sales	%	0.9	4.7	5.8	3.4	(6.2)
Return on capital employed (ROCE)*	%	3.9	3.2	3.5	1.3	(1.8)
Return on equity (ROE)*	%	1.4	8.3	8.6	5.1	(12.0)
Average sale pr. order	NOK	9 207	8 759	8 510	8 649	8 632
Number of orders	Number	41 902	44 612	43 341	42 525	42 846
Number of employees	Number	1 181	1 243	1 185	1 234	1 251

* Annualised
Definition: EBITDA = (Ordinary operating result** + Ordinary depreciation + Net currency hedge)
** Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

Contact persons: Jarle Roth, CEO phone +47 22 13 14 15 Knut Abrahamsen, CFO phone +47 22 13 14 15


35
(29)
3%
(86)
7%
Chem.
396
(394)
32%
Maint.
& Rep.
291
(321)
23%
Refrig.
183
(191)
15%
Safety
249
(301)
20%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE ytd
Total MNOK 1.243 (MNOK 1.322)
()= 2002 figures


Contr.
82
(111)
20%
(1)
1%
10
(25)
3%
Maint.
& Rep.
26
(36)
7%
Refrig.
41
(20)
11%
Safety
229
(183)
58%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT ytd
Totalt MNOK 390 (MNOK 376)
()= 2002 figures


11
(13)
3%
(25)
7%
Chem.
136
(126)
32%
Maint.&
Rep.
99
(95)
23%
Refrig.
69
(61)
16%
Safety
80
(105)
19%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 3 q
Total MNOK 424 (MNOK 425)
()= 2002 figures


Contr.
35
(37)
25%
1%
Unitor Fi-Fi
0
(10)
0%
Maint.
& Rep.
7
(14)
5%
Refrig.
20
(5)
14%
Safety
75
(65)
55%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 3 q
Totalt MNOK 138 (MNOK 131)
()= 2002 figures

Profit and loss statement

MNOK	2003 YTD	2002 YTD	2003 3 q	2002 3 q	2002
Operating revenues	**1 633**	**1 698**	**562**	**556**	**2 228**
Cost of goods sold	915	932	313	308	1 227
Wages and social benefits	319	328	108	103	444
Other operating costs	311	318	108	109	419
Ordinary depreciation	61	71	21	24	93
Restructuring cost and Write downs	20	5	0	0	53
Operating result	**7**	**44**	**12**	**12**	**(8)**
Net interest income/ (costs)	(8)	(11)	(3)	(4)	(13)
Net other financial gain/ (loss)	55	20	(4)	17	41
Net financial costs	**47**	**9**	**(7)**	**13**	**28**
Earnings before tax	**54**	**53**	**5**	**25**	**20**
Estimated taxes	21	17	1	8	10
Net profit	**33**	**36**	**4**	**17**	**10**

Balance sheet

MNOK	2003 3 q	2002 3 q	2002
Intangibles	230	248	231
Other long term assets	374	421	401
Inventories	427	418	443
Accounts receivable	447	497	434
Other short term receivables	37	50	38
Cash and bank deposits	98	84	68
Total assets	**1 613**	**1 718**	**1 615**
Total paid-in equity	599	599	599
Other equity	279	269	236
Total equity	**878**	**868**	**835**
Long term interest bearing liabilities	393	518	437
Other long term liabilities	10	4	9
Short term interest bearing liabilities	0	0	0
Other short term liabilities	332	328	334
Total liabilities	**735**	**850**	**780**
Total equity and liabilities	**1 613**	**1 718**	**1 615**

Revenues/Result per Division

	2003 YTD	2002 YTD	2003 3 q	2002 3q	2002
Operating Revenue					
Division Ships Service	1 243	1 322	424	425	1 734
Division Ships Equipment	390	376	138	131	494
Operating Result					
Division Ships Service	139	204	47	79	194
Division Ships Equipment	42	31	15	16	30
Division Head Office and others	(174)	(191)	(50)	(83)	(232)

Analysis of cashflow

MNOK	2003 YTD	2002 YTD	2003 3 q	2002 3 q	2002
Net change in cash from operation	74	267	19	83	362
Net change in cash from investments	0	(38)	2	(3)	(58)
Net change in cash from financing	(44)	(289)	(25)	(111)	(380)
Net change in cash	**30**	**(60)**	**(4)**	**(31)**	**(76)**
Cash position 01.01	68	144	102	115	144
Cash position 30.09	**98**	**84**	**98**	**84**	**68**

Equity

	Paid-in equity	Other equity	Total Equity
Equity per 31.12.01	599	236	835
Net profit		33	33
Currency exchange differences		10	10
Equity per 30.09.03	599	279	878

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles.
No changes in principles from Annual Report 2002.

UNITOR

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00